Exhibit 99.1

News Release October 21, 2026

Santacruz Silver Reports Q3 2026 Production Results

Producing 1,500,958 Ounces of Silver and 22,080 Tonnes of Zinc

Santacruz also produced 3,316 tonnes of lead and 355 tonnes of copper in Q3 2026

Silver production at Bolivar continued to improve, increasing by 19% QoQ

Vancouver, B.C. – Santacruz Silver Mining Ltd. (NASDAQ:SCZM) (TSX:SCZ) (“Santacruz” or the “Company”) announces that total production in the third quarter of 2026 (“Q3 2026”) was 1,500,958 ounces of silver, 22,080 tonnes of zinc, 3,316 tonnes of lead, and 355 tonnes of copper. This production was generated across the Company’s operations in Bolivia, including the Bolivar mine, the Porco mine, the Caballo Blanco Group of mines (“Caballo Blanco”), and the San Lucas Ore Sourcing Business, which includes the Reserva Mine (“San Lucas”), as well as the Zimapan mine in Mexico.

Q3 2026 Production Highlights

Primary Production Metrics:

●	Silver: 1,500,958 ounces
●	Zinc: 22,080 tonnes
●	Lead: 3,316 tonnes
●	Copper: 355 tonnes

Supplemental Production Metrics:

●	Silver Equivalent Production: 3,027,229 silver equivalent ounces
●	Zinc Equivalent Production: 49,577 zinc equivalent tonnes

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented: “In Q3 2026, our mining operations increased silver production by 2% quarter-over-quarter and by 30% year-over-year. Bolivar continued to be a key driver of our performance, with Bolivar’s silver production up 19% quarter-over-quarter to 408,087 ounces as the dewatering process continues and the higher silver grades from Pomabamba and Nane veins are getting back to planned production levels. The recovery plan at Bolivar remains on schedule, with full recovery of the areas affected by the May 2025 flooding expected during Q4 2026. At Zimapan, our recent investments are delivering positive results, with silver recovery improving from 72% to 76% quarter-over-quarter. It’s important to clarify that our third quarter’s consolidated silver and zinc production volumes, which includes both mining operations and ore processing operations, decreased from the second quarter due to lower head grades of purchased ore from San Lucas which doesn’t impact profitability and because we made the strategic decision to allocate mill capacity prioritizing the much higher-margin generating ore from our mining operations over milling third-party purchased ore obtained by the San Lucas ore processing business.”

Mr. Préstamo added: “To address these mill capacity constraints, during the quarter we acquired a new 500-tonne-per-day milling facility, the acquisition finalizes at the beginning of Q4 2026 and operations will commence immediately during Q4. This new facility will process San Lucas ore exclusively, freeing up capacity at the three existing Bolivian processing plants to treat ore from our mining operations. This will not only enable San Lucas to expand its third-party ore processing business without competing with our mining operations for milling capacity, but also allow us to accelerate growth across our Bolivian operations. Looking ahead to the next quarter, we expect an increase in consolidated production, supported by the anticipated recovery of the Pomabamba and Nane veins at Bolivar, the commissioning of the new 500-tonne-per-day milling facility, and higher silver head grades expected at Caballo Blanco as mining progresses into higher-grade zones as planned.”

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Consolidated Production Summary – Mining & Ore Processing Operations

				Change	Change
	2026 Q3	2026 Q2	2025 Q3	2026-Q3 vs 2026-Q2	2026-Q3 vs 2025-Q3
Production Metrics
Tonnes milled	509,108	521,956	486,584	-2%	5%
Silver (ounces)	1,500,958	1,573,100	1,241,929	-5%	21%
Zinc (tonnes)	22,080	23,240	21,581	-5%	2%
Lead (tonnes)	3,316	3,165	2,603	5%	27%
Copper (tonnes)	355	337	331	5%	7%
Supplemental Production Metrics
Silver equivalent ounces(1)	3,027,229	2,814,489	2,389,032	8%	27%
Zinc equivalent tonnes(1)	49,577	59,680	50,658	-17%	-2%

Consolidated Production Summary – Mining Operations(2)

				Change	Change
	2026 Q3	2026 Q2	2025 Q3	2026-Q3 vs 2026-Q2	2026-Q3 vs 2025-Q3
Material processed(3)
Tonnes milled	416,187	406,532	386,034	2%	8%
Metal production(3)
Silver (ounces)	1,186,507	1,161,733	915,056	2%	30%
Zinc (tonnes)	16,018	15,548	14,549	3%	10%
Lead (tonnes)	2,680	2,293	2,028	17%	32%
Copper (tonnes)	355	337	331	5%	7%

Consolidated Production Summary – Ore Processing Operations(2)

				Change	Change
	2026 Q3	2026 Q2	2025 Q3	2026-Q3 vs 2026-Q2	2026-Q3 vs 2025-Q3
Material processed
Tonnes milled	92,921	115,424	100,550	-19%	-8%
Metal production
Silver (ounces)	314,451	411,367	326,873	-24%	-4%
Zinc (tonnes)	6,062	7,692	7,032	-21%	-14%
Lead (tonnes)	636	872	575	-27%	11%

(1) Silver equivalent ounces and zinc equivalent tonnes produced have been calculated using the period’s average metal prices quoted on the London Metal Exchange. The silver and zinc equivalent production is calculated by dividing each metal’s price by the price of Silver or Zinc to arrive at their equivalent. Refer to the section titled “Methodology for the Calculation of Silver Equivalent and Zinc Equivalent Production Figures” below.

(2) Mining operations include production volumes extracted from the Company’s Bolivar, Porco, Caballo Blanco and Zimapan mines. Ore processing operations is production volumes from third-party purchased ore from the Company’s San Lucas ore sourcing and trading business.

(3) Readers are cautioned that Bolivar and Porco production figures are presented at 100% however the Company records only its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to segment information note in the condensed interim consolidated financial statements).

Consolidated silver production decreased by 5% to 1,500,958 ounces in Q3 2026 compared to Q2 2026 and consolidated zinc production decreased 5% to 22,080 tonnes in Q3 2026 compared to Q2 2026. The decrease was caused by lower head grades of purchased ore from San Lucas that doesn’t affect profitability and re-allocating mill capacity from the San Lucas ore sourcing and trading business to processing ore from the Company’s mine operations which has a significantly higher margin. Silver production from the Company’s mining operations increased 2% to 1,186,507 ounces and zinc production increased 3% to 16,018 tonnes which was driven by the 2% increase in tonnes milled in the quarter. Bolivar’s silver production rose 19% as recovery work advanced into flood-affected areas with higher silver grades, more than offsetting lower silver production at Caballo Blanco, where grades declined as part of the normal mine sequence, and at Porco, where throughput was affected by a 2.5-day plant stoppage. Consolidated lead production increased 5% to 3,316 tonnes, as a result of higher lead grades and recoveries at Zimapan along with a 5% increase in copper production to 355 tonnes.

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When compared with Q3 2025, consolidated silver production increased 21% and consolidated zinc production increased 2%, from a 5% increase in tonnes milled. Silver production from mining operations increased 30% year over year, driven by Bolivar, where production more than tripled from 132,146 to 408,087 ounces compared to Q2 2026. The comparability of the current quarter with the third quarter of 2025 is affected by the significant impact of the May 2025 flooding event which decreased Bolivar’s 2025 production significantly. For further details, please refer to the Company’s news release dated July 29, 2025. Zinc production from mining operations increased 10%, reflecting higher output across all four mines, partially offset by a 14% decrease in zinc production at San Lucas. Consolidated lead and copper production increased 27% and 7%, respectively.

For additional context, and as a supplement to the Company’s primary metal production disclosure, silver-equivalent (“AgEq”) production for Q3 2026 totaled 3,027,229 ounces, while zinc-equivalent (“ZnEq”) production reached 49,577 tonnes. As both metrics are influenced by relative metal prices, the Company believes quarterly performance is best assessed based on actual metal production, particularly silver and zinc. AgEq and ZnEq are presented solely as supplemental reference metrics to reflect the Company’s multi-metal production profile. Readers are cautioned that silver- and zinc-equivalent calculations may be less representative of operating performance during periods when the price of either metal significantly outperforms or underperforms those of other metals.

Bolivar Mine Production Summary

				Change	Change
	2026 Q3	2026 Q2	2025 Q3	2026-Q3 vs 2026-Q2	2026-Q3 vs 2025-Q3

Material processed(1)
Tonnes milled	76,724	72,081	52,023	6%	47%

Metal production(1)
Silver (ounces)	408,087	343,522	132,146	19%	209%
Zinc (tonnes)	3,682	3,684	3,186	0%	16%
Lead (tonnes)	206	233	104	-12%	98%

Average Grade
Silver (g/t)	186	165	89	13%	110%
Zinc (%)	5.21	5.55	6.61	-6%	-21%
Lead (%)	0.36	0.42	0.31	-14%	15%

Metal Recovery
Silver (%)	89	90	89	-1%	0%
Zinc (%)	92	92	93	0%	-1%
Lead (%)	74	77	64	-4%	16%

(1) Readers are cautioned that Bolivar and Porco production figures are presented at 100% however the Company records only its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to segment information note in the condensed interim consolidated financial statements).

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Q3 2026 vs Q2 2026

When compared with Q2 2026, silver production at Bolivar increased 19% from 343,522 ounces to 408,087 ounces. This improvement is from a 13% increase in silver head grades to 186 g/t from 165 g/t, together with a 6% increase in tonnes milled, as recovery operations progressed into higher-grade areas affected by the May 2025 flooding event. Silver recovery remained similar at 89%, compared to 90% in the prior quarter. Zinc production remained stable at 3,682 tonnes, as higher throughput offset a 6% decline in zinc head grades from 5.55% to 5.21%, while zinc recovery remained steady at 92%. Lead production decreased 12% to 206 tonnes, reflecting lower lead grades and recovery. The recovery plan for areas affected by the flooding event remains on schedule, with full recovery expected in Q4 2026.

Q3 2026 vs Q3 2025

When compared with Q3 2025, silver production at Bolivar increased 209% from 132,146 ounces to 408,087 ounces, driven by a 47% increase in tonnes milled and a 110% improvement in silver head grades to 186 g/t from 89 g/t. Production in Q3 2025 was significantly affected by the May 2025 flooding event, and the year-over-year increase reflects continued progress in the recovery of the Pomabamba and Nane veins, which contain high-grade silver mineralization. Zinc production increased 16% from 3,186 tonnes to 3,682 tonnes, as higher throughput more than offset a 21% decline in zinc head grades from 6.61% to 5.21%. Lead production rose 98% from 104 tonnes to 206 tonnes, reflecting higher throughput, improved lead grades and an increase in lead recovery from 64% to 74%.

Porco Mine Production Summary

				Change	Change
	2026 Q3	2026 Q2	2025 Q3	2026-Q3 vs 2025-Q2	2026-Q3 vs 2025-Q3

Material processed(1)
Tonnes milled	48,597	52,195	49,161	-7%	-1%

Metal production(1)
Silver (ounces)	89,134	100,875	92,001	-12%	-3%
Zinc (tonnes)	2,963	2,974	2,488	0%	19%
Lead (tonnes)	101	136	103	-26%	-2%

Average Grade
Silver (g/t)	68	72	71	-6%	-4%
Zinc (%)	6.33	5.95	5.43	6%	17%
Lead (%)	0.29	0.33	0.30	-13%	-3%

Metal Recovery
Silver (%)	84	84	82	1%	2%
Zinc (%)	96	96	93	1%	3%
Lead (%)	71	79	69	-10%	2%

(1) Readers are cautioned that Bolivar and Porco production figures are presented at 100% however the Company records only its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to segment information note in the condensed interim consolidated financial statements).

Q3 2026 vs Q2 2026

Porco is a predominantly zinc-focused underground operation, and its performance is best assessed based on zinc production. Compared with Q2 2026, zinc production remained broadly stable at 2,963 tonnes, as a 6% increase in zinc head grades was offset by a 7% decline in tonnes milled, while zinc recovery remained steady at 96%. Throughput was affected by a 2.5-day unscheduled plant stoppage while the power utility carried out repairs to the nearby power grid. Operations have since returned to normal. Silver production decreased 12% from 100,875 ounces to 89,134 ounces, reflecting lower throughput and a 6% decline in silver head grades from 72 g/t to 68 g/t, while silver recovery remained unchanged at 84%. Lead production decreased 26% to 101 tonnes, driven by lower lead grades and recovery.

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Q3 2026 vs Q3 2025

Compared with Q3 2025, zinc production at Porco increased 19% from 2,488 tonnes to 2,963 tonnes, driven by a 17% increase in zinc head grades from 5.43% to 6.33% and improved zinc recovery of 96%, compared with 93% in the prior-year quarter, while tonnes milled remained broadly unchanged. Silver production decreased 3% from 92,001 ounces to 89,134 ounces, primarily due to a 4% decline in silver head grades from 71 g/t to 68 g/t, partially offset by improved silver recovery from 82% to 84%. Lead production remained broadly stable at 101 tonnes, compared with 103 tonnes in Q3 2025. The contrasting trends in zinc and silver grades are consistent with Porco’s role as a predominantly zinc-focused operation within the Company’s silver-zinc co-product portfolio.

Caballo Blanco Group(1) Production Summary

				Change	Change
	2026 Q3	2026 Q2	2025 Q3	2026-Q3 vs 2026-Q2	2026-Q3 vs 2025-Q3

Material processed
Tonnes milled	68,442	59,997	62,221	14%	10%

Metal production
Silver (ounces)	287,219	326,215	294,524	-12%	-2%
Zinc (tonnes)	4,542	4,126	4,131	10%	10%
Lead (tonnes)	799	765	722	4%	11%

Average Grade
Silver (g/t)	145	183	160	-21%	-9%
Zinc (%)	7.12	7.30	7.14	-2%	0%
Lead (%)	1.44	1.51	1.45	-5%	-1%

Metal Recovery
Silver (%)	90	92	92	-3%	-2%
Zinc (%)	93	94	93	-1%	0%
Lead (%)	81	84	80	-4%	1%

(1) The Caballo Blanco Group consists of the Colquechaquita and Tres Amigos mines.

Q3 2026 vs Q2 2026

Compared with Q2 2026, silver production at Caballo Blanco decreased 12% from 326,215 ounces to 287,219 ounces. A 14% increase in tonnes milled was more than offset by a 21% decline in silver head grades from 183 g/t to 145 g/t and a decrease in silver recovery from 92% to 90%. The lower silver grades reflect the planned mining sequence, consistent with the budgeted mine block model, with grades expected to improve in Q4 2026. Zinc production increased 10% to 4,542 tonnes, driven by higher throughput, offset by zinc head grades decreasing from 7.30% to 7.12% in Q3 2026 and recovery remaining stable decreasing from 94% to 93% in Q3 2026. Lead production increased 4% to 799 tonnes.

Q3 2026 vs Q3 2025

Compared with Q3 2025, silver production at Caballo Blanco decreased 2% from 294,524 ounces to 287,219 ounces, as a 10% increase in tonnes milled was offset by a 9% decline in silver head grades from 160 g/t to 145 g/t and lower silver recovery of 90%, compared with 92% in the prior-year quarter. Zinc production increased 10% from 4,131 tonnes to 4,542 tonnes, driven by higher throughput, while zinc head grades and recovery remained broadly unchanged. Lead production increased 11% from 722 tonnes to 799 tonnes, also reflecting higher throughput.

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Zimapan Production Summary

				Change	Change
	2026 Q3	2026 Q2	2025 Q3	2026-Q3 vs 2026-Q2	2026-Q3 vs 2025-Q3

Material processed
Tonnes milled	222,424	222,259	222,629	0%	0%

Metal production
Silver (ounces)	402,067	391,121	396,385	3%	1%
Zinc (tonnes)	4,831	4,764	4,744	1%	2%
Lead (tonnes)	1,574	1,159	1,099	36%	43%
Copper (tonnes)	355	337	331	5%	7%

Average Grade
Silver (g/t)	74	76	77	-2%	-3%
Zinc (%)	2.81	2.78	2.90	1%	-3%
Lead (%)	0.85	0.68	0.67	26%	27%
Copper (%)	0.28	0.27	0.29	4%	-3%

Metal Recovery
Silver (%)	76	72	72	4%	4%
Zinc (%)	77	77	73	0%	5%
Lead (%)	83	77	74	8%	12%
Copper (%)	57	57	52	1%	10%

Q3 2026 vs Q2 2026

Compared with Q2 2026, silver production at Zimapan increased 3% from 391,121 ounces to 402,067 ounces. With tonnes milled unchanged and silver head grades decreasing 2% from 76 g/t to 74 g/t, the increase was driven by improved silver recovery, which rose from 72% to 76%, following enhancements at the processing facility. Zinc production increased 1% to 4,831 tonnes, with zinc grades and recovery remaining broadly stable. Lead production increased 36% to 1,574 tonnes, driven by a 26% increase in lead head grades from 0.68% to 0.85% and improved lead recovery of 83%, compared with 77% in the prior quarter. Copper production increased 5% to 355 tonnes.

Q3 2026 vs Q3 2025

Compared with Q3 2025, silver production at Zimapan increased 1% from 396,385 ounces to 402,067 ounces, as improved silver recovery (76% in Q3 2026 versus 72% in Q3 2025) offset a 3% decline in silver head grades. Zinc production increased 2% from 4,744 tonnes to 4,831 tonnes, with higher zinc recovery (77% in Q3 2026 versus 73% in Q3 2026) more than offsetting a 3% decline in zinc head grades. Lead production rose 43% from 1,099 tonnes to 1,574 tonnes, driven by a 27% increase in lead head grades and improved lead recovery (83% in Q3 2026 versus 74% in Q3 2025). Copper production increased 7% from 331 tonnes to 355 tonnes, as higher copper recovery (57% in Q3 2025 versus 52% in Q3 2025) more than offset a 3% decline in copper grades. Zimapan remains an important contributor to consolidated production, with ongoing efforts focused on improving recoveries and the quality of its produced concentrates.

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San Lucas Group(1) Ore Processing Production Summary

				Change	Change
	2026 Q3	2026 Q2	2025 Q3	2026-Q3 vs 2026-Q2	2026-Q3 vs 2025-Q3

Material processed
Tonnes milled	92,921	115,424	100,550	-19%	-8%

Metal production
Silver (ounces)	314,451	411,367	326,873	-24%	-4%
Zinc (tonnes)	6,062	7,692	7,032	-21%	-14%
Lead (tonnes)	636	872	575	-27%	11%

Metal Recovery
Silver (%)	82	82	80	0%	3%
Zinc (%)	90	89	89	1%	1%
Lead (%)	70	67	63	6%	11%

(1) The San Lucas Group production volumes and results are primarily from purchased ore from third party miners but also includes production from the Company’s wholly owned Reserva mine which makes up a small portion of the total production.

San Lucas is the Company’s ore sourcing and trading business in Bolivia and should be regarded as a strategic component of the broader Bolivian production portfolio. By purchasing ore from third-party miners and processing it through the Company’s existing plants, San Lucas supports higher plant utilization, enhances fixed-cost absorption, and increases overall operating flexibility. The price paid for ore is based upon its metal contents and the prevailing metal prices at the time of purchase plus a profit margin. San Lucas is best evaluated on the basis of margin generation and its contribution to overall operating efficiency, rather than on average feed grade alone and production volumes will vary depending on mill availability as the Company prioritizes processing ore from its mining operations because it generates a much higher profit margin as compared to purchased ore.

Q3 2026 vs Q2 2026

Compared with Q2 2026, San Lucas processed 92,921 tonnes of ore, a decrease of 19%, and produced 314,451 ounces of silver, a decrease of 24%, 6,062 tonnes of zinc (down 21%) and 636 tonnes of lead (down 27%). The lower volumes reflected a strategic allocation of processing capacity, as the Company prioritized higher-margin ore from its own mines reducing the volume of third-party material processed at San Lucas. Silver recovery remained unchanged at 82%, while zinc and lead recoveries improved to 90% and 70%, respectively.

As San Lucas currently shares processing capacity with the Company’s mining operations, throughput can be adjusted according to plant availability, allowing the Company to prioritize the highest-margin feed. As announced on September 18, 2026, the Company acquired a 500-tonne-per-day milling facility in Bolivia dedicated exclusively to processing San Lucas ore, with operations expected to commence in Q4 2026. Once operational, the facility will eliminate competition for milling capacity between San Lucas and the Company’s mines, freeing up capacity at the three existing Bolivian processing plants for ore from the Company’s own mines while enabling San Lucas to expand its third-party ore sourcing business.

Q3 2026 vs Q3 2025

Compared with Q3 2025, San Lucas silver production decreased 4% to 314,451 ounces from 326,873 ounces, while zinc production declined 14% from 7,032 tonnes to 6,062 tonnes, reflecting an 8% reduction in tonnes processed. Lead production increased 11% from 575 tonnes to 636 tonnes, supported by improved lead recovery of 70%, compared with 63% in the prior-year quarter. Silver and zinc recoveries also improved year over year, increasing from 80% to 82% and from 89% to 90%, respectively.

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Methodology for the Calculation of Silver Equivalent and Zinc Equivalent Production Figures

Commencing Q1 2026, the Company has improved its production disclosure by reporting Zinc Equivalent tonnes produced and has changed the method of calculating Silver Equivalent Ounces produced. The Company considers silver equivalent (“AgEq”) ounces and zinc equivalent (“ZnEq”) tonnes to be useful supplemental production metrics for evaluating its multi-metal production profile. These measures are commonly used in the mining industry as reference metrics to facilitate period-over-period comparisons and, where relevant, benchmarking against industry peers. They should be viewed as supplemental to, and not a substitute for, the actual metal production volumes disclosed on a metal-by-metal basis.

AgEq ounces and ZnEq tonnes are calculated by applying conversion factors that normalize the value of each non-reference metal to the selected reference metal. For AgEq ounces, the values of zinc, lead, and copper are converted into silver equivalent ounces. For ZnEq tonnes, the values of silver, lead, and copper are converted into zinc equivalent tonnes. Each conversion factor is derived from the ratio of the in-situ metal value of the contained fine metal to the price of the reference metal used in the equivalency calculation. The denominator used to calculate silver equivalent ounces is the silver price, while the denominator used to calculate zinc equivalent tonnes is the zinc price. This methodology expresses multi-metal production in a common unit of measure. Since the silver price and zinc price are the denominators in each metric, price variations of these metals can significantly affect the result, especially when one metal price changes significantly relative to the other metal prices.

The metal prices used in the calculation of AgEq and ZnEq are based on the average quarterly prices quoted on the London Metal Exchange (“LME”). Previously, the Company used budgeted metal prices which were only updated annually. The Company considers that it is more appropriate to use the quarter’s actual prices to determine the period’s AgEq and ZnEq production volumes to better reflect production results in the context of volatile market prices. Previously reported AgEq ounces produced have been updated using the period’s corresponding quarterly average LME prices instead of the budgeted prices which were previously used.

Monthly Average Prices	Zinc	Lead	Silver	Copper
Average Q3 LME/2026	3,830	1,857	62.73	14,121
Average Q2 LME/2026	3,463	1,955	73.44	13,324
Average Q1 LME/2026	3,243	1,931	84.39	12,852
Average Q4 LME/2025	3,165	1,971	54.83	11,100
Average Q3 LME/2025	2,824	1,965	39.39	9,792
Average Q2 LME/2025	2,641	1,947	33.63	9,519
Average Q1 LME/2025	2,838	1,970	31.91	9,346

The methods used by the Company to calculate these equivalencies may differ from those used by other companies reporting similar metrics and therefore may not be directly comparable. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for performance measures prepared in accordance with International Financial Reporting Standards (“IFRS”).

Qualified Person

Garth Kirkham, P.Geo., an independent consultant to the Company, is a qualified person under NI 43-101 and has approved the scientific and technical information contained within this news release.

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About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapan mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information, please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Eduardo Torrecillas

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the Nasdaq Capital Market LLC accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks related to changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation, as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, that operations will continue as planned and that production, recoveries and operating performance will be consistent with management’s expectations.

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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